UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of FEBRUARY 2009.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date: February 24, 2009                    /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO


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                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                  FEBRUARY 24, 2009


                     TUMI CLOSES PRIVATE PLACEMENT FINANCING

Vancouver, Canada - Tumi Resources Limited (the "Company") (TSXv - TM; OTCBB - TUMIF; Frankfurt - TUY). is pleased to announce that it has completed a non-brokered private placement (the "Private Placement") of 2,500,000 units (each a "Unit"), at a price of $0.15 per Unit, to raise gross proceeds to the Company of $375,000. Each Unit consists of one common share of the Company and one non-transferable share purchase warrant (a "Warrant"). Each Warrant entitles the holder purchase one additional share for a period of two years from the date of closing of the financing, at a price of $0.20 per share in the first year and at a price of $0.25 per share in the second year, subject to a forced conversion that comes into effect once the shares trade on a weighted average price of $0.40 per common share for a period of 20 consecutive trading days. The expiry date will then be 30 days from the date the Company issues a news release announcing the forced conversion.

All securities issued in connection with the Private Placement will be subject to a four month hold period expiring June 19, 2009.

A total of $16,080 cash and 67,000 Warrants were paid as finders' fees on a portion of the financing.

The net proceeds from the financing will be used for general working capital and to fund work program costs on the Company's properties.



On behalf of the Board,                     COMPANY CONTACT:
                                            Mariana Bermudez at (604) 699-0202
/s/ David Henstridge                        or email: mbermudez@chasemgt.com
-----------------------                     website: www.tumiresources.com
David Henstridge,
President & CEO                             INVESTOR INFORMATION CONTACT:
                                            Mining Interactive
                                            Nick L. Nicolaas at (604) 657-4058
                                            or email: nick@mininginteractive.com


    Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.

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